Exhibit 99.1

Court of Appeal Upholds TransAlta's Favourable Force Majeure Arbitration Decision

CALGARY, AB, June 9, 2022 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced that the Alberta Court of Appeal released a unanimous decision today dismissing an application filed by ENMAX Energy Corporation ("ENMAX") and the Balancing Pool seeking to set aside an arbitration decision in favour of TransAlta. The Court of Appeal upheld the Company's claim of force majeure that arose when its Keephills 1 generating unit tripped off-line in 2013.  As a result of the decision, the Company's claim of force majeure remains valid and the associated costs of the force majeure event will not be reassessed against TransAlta.

Additional Background

TransAlta Generation Partnership ("TransAlta") was the owner and ENMAX was the buyer under the Keephills Power Purchase Arrangement (the "PPA"). On March 5, 2013, the Keephills 1 facility tripped off-line due to a suspected winding failure within the generator and did not return to service until October 6, 2013. TransAlta claimed force majeure relief under the terms of the PPA. ENMAX and the Balancing Pool disputed the force majeure claim and initiated an arbitration against TransAlta. In November 2016, an independent arbitration panel unanimously concluded that TransAlta was entitled to the force majeure relief and was therefore not obligated to pay approximately $167.6 million of availability incentive payments plus associated interest.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy-efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals.

For more information about TransAlta, visit our web site at transalta.com.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

View original content:https://www.prnewswire.com/news-releases/court-of-appeal-upholds-transaltas-favourable-force-majeure-arbitration-decision-301565561.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2022/09/c5994.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 23:37e 09-JUN-22